February 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C., 20549

Attention: Suzanne Hayes

Mail Stop 4546

Re:	Mudrick Capital Acquisition Corporation
Registration Statement on Form S-1
Filed January 16, 2018, as amended
File No. 333-222562

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, for itself and the several underwriters, hereby join in the request of Mudrick Capital Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Wednesday, February 7, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 211 copies of the Preliminary Prospectus dated January 26, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, Cantor Fitzgerald & Co., as Representative of the Several Underwriters

By:	/s/ Shawn Matthews
	Name:	Shawn Matthews
	Title:	Chief Executive Officer